NICE SYSTEMS LTD.

8 Hapnina Street

Ra’anana 43107, Israel

972-9-775-3030

VIA EDGAR AND VIA FEDEX

Mr. Stephen Krikorian

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

February 28, 2007

Re:	NICE Systems Ltd.

Form 20-F for the Fiscal Year Ended December 31, 2005

File No. 000-27466

Dear Mr. Krikorian:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated February 13, 2007 regarding the Annual Report on Form 20-F of NICE Systems Ltd. (the “Company” or “we”), filed on May 17, 2006 (“Form 20-F”).

For reference purposes, the text of your letter dated February 13, 2007 has been reproduced herein with the Company’s response below each numbered comment. All capitalized terms used herein and not defined shall have the meanings ascribed to such terms in the filings noted above. Please note that revised disclosure is underlined.

Form 20-F for the Fiscal Year Ended December 31, 2005

Notes to Consolidated Financial Statements

Note 1:- General

m.	Revenue recognition, page F-18

1.

We note your response to prior comment number 6 with respect to your policy for establishing VSOE of fair value of your PCS services. Your response indicates that VSOE of fair value of PCS is determined based on the price charged when the element is sold separately, with such prices based on a consistent renewal rate. Your response further indicates that you ensure that a substantial majority of year renewals are priced within a narrow range. Please

Mr. Stephen Krikorian

February 28, 2007

clarify why you evaluate the pricing information in the arrangement instead of the amount charged in the separate sale since you establish VSOE of fair value based on separate sales. Clarify whether the pricing of the renewal in the arrangement has historically been consistent with the price paid for the PCS in the separate sale. Please explain any significant variations.

The Staff comment is fully noted and the Company wishes to clarify to the Staff that the Company’s policy for the establishment of VSOE of fair value of maintenance is through the performance of a VSOE compliance test which is an analysis of actual PCS renewals (the population used in the VSOE compliance test is only actual renewals of maintenance). In addition, the Company wishes to clarify to the Staff that the Company does not evaluate VSOE of fair value through the pricing information in the arrangement. In the response to comment number 6 in the Response Letter dated January 29, 2007 from the Company to the Staff (the “Previous Response Letter”), the Company factually mentioned that Company’s arrangement separately reference the renewal price; such reference is not used in the determination of VSOE of fair value.

Furthermore, the Company respectfully submits that in future filings it will improve the disclosure of its revenue recognition policy in the financial statements to clarify that the VSOE of fair value is determined based on the price charged when the element is sold separately.

2.

We note your response to prior comment number 7 with respect to your policy for establishing VSOE of fair value of your installation, project management and training services. Your response indicates that these services are offered and billed as a separate element of your contracts and you have established VSOE of each of these services based on consistent pricing of these services. For example, your response with respect to your installation services states, "A substantial majority of the installation services are priced within a narrow range of plus or minus 15% of the fixed fee. The Company believes that such pricing constitutes substantive VSOE and reliable evidence of fair value for this element." Therefore, your response indicates that you have established VSOE of fair value of your service elements by consistently pricing these elements when sold as a part of your multi-element contracts. If this is correct, please clarify whether you have a history of separate sales (i.e. stand-alone sales without other elements) of each of these service elements to support your establishment of VSOE of fair value. Further clarify how you have met the criteria of paragraph 10 of SOP 97-2 which limits the evidence of fair value to the price charged when the element is sold separately.

Mr. Stephen Krikorian

February 28, 2007

The Staff Comment is fully noted and the Company wishes to clarify to the Staff that it generally sells installation, training and project management services as part of multiple element arrangements.

The Company wishes to clarify to the Staff that in response to comment number 7 in the Previous Response Letter the Company mentioned that the services (installation, project management and training) are offered and billed as a separate element of the Company contracts The Company wishes to clarify further to the Staff that the Company has a history of separate sales of installation and training (i.e. stand-alone sales without other elements). In these separate sales, it is evident that the prices charged when those elements are sold separately are consistent with the prices charges when the same elements are included in multiple element arrangements.

The Company wishes to clarify further to the Staff that project management services are mainly consulting services. The Company established VSOE of fair value to the project management services based on a price per day which is identical to price per day charged for installation services (of which separate sales exist). These identical daily rates are used as a surrogate for VSOE of fair value for the project management services.

The Company believes that it meets the criteria of paragraph 10 of SOP 97-2 because separate sales of such services exist.

* * * * *

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 972-9-775-3030 or Eran Porat at 972-9-775-3932.

We thank you in advance for your assistance.

Very truly yours,

/s/ Ran Oz
Ran Oz
Chief Financial Officer

cc: Christopher White